	Deborah S. Froling	•	Richmond Office
[Hirschler Fleischer Letterhead Appears Here]	(804) 771-9514	•	dfroling@hf.law.com
	Federal Reserve Bank Building 701 East Byrd Street Richmond, VA 23210 Telephone: 804-771-9500 Facsimile: 804-644-0957 Mailing Address: Post Office Box 500 Richmond, VA 23218-0500		Fredericksburg Office: 725 Jackson Street, Suite 200 Fredericksburg, VA 22401-5720 Phone: 540-372-3515 Fax: 540-372-3941 www.hf-law.com

April 13, 2005

VIA EDGAR

Ms. Pamela Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0409

Washington, D.C. 20549

RE:	ICON Leasing Fund Eleven, LLC (the “Company”)

Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”)

File No.: 333-121790

Filed April 13, 2005

Dear Ms. Long:

The Company has received your comment letter dated April 12, 2005 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 filed on March 31, 2005 (the “Registration Statement”). For convenience of reference, each staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. All page references in the Company’s responses are to pages in Amendment No. 4 filed concurrently herewith.

In addition, we have provided to you, Craig Slivka, Dale Welcome and Jeanne Baker a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the above referenced Registration Statement in response to the staff’s comments and otherwise. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

April 13, 2005

Growth of Equipment Leasing Industry, page 51

1. We note your statement that the volume of equipment financing contracted in 2001 and 2002. Please disclose the amount of this contraction.

Response:    The Company has revised the disclosure in accordance with your comment. Please see page 51.

Cover Page

2. We have considered your response to our comment on Item 10 of Industry Guide 5. That item refers to statements setting forth any rate of return, which appears to include the initial distribution rate as described in your response. In addition, it is unclear to us that investors will understand this to be anything other than a rate of return on their investment as described in Industry Guide 5. Please revise to delete the reference setting forth the rate of return.

Response:    The Company has deleted the initial distribution rate of 9.1%. Please see pages 4, 12, 52 and 53.

Proposes Sales Material

3. We are unable to locate in the prospectus, all of the figures and statistics that you refer to in the sales materials. For example, we note that information in Slide 5 contains information from previous versions of the prospectus and not the current amendment. Also, some of the statistics in Slide 14 differ from those on page 48 of the current prospectus. The sales material cannot contain information that is not in the prospectus. Please revise the sales materials as appropriate or help us understand how this information is consistent with the prospectus.

Response:    The sales materials will be revised in accordance with your comments and re-submitted prior to first use. The Company requests that the revisions of the sales materials be considered separately from the comments on the Registration Statement.

4. Item 19 of Industry Guide 5 states that the sales materials should present a balanced discussion of both the risk and reward. Currently the risk factor discussion is presented in one slide near the end of the presentation. The sales material should be balanced so that whenever a benefit is claimed, the corresponding detriment is described as well. Please revise all of the sales material in accordance with this principal.

Response:    The sales materials will be revised in accordance with your comments and be re-submitted prior to first use.

April 13, 2005

5. We note the graphs on slides 10 through 12. We note that the percent of investment represented by the equipment sale bar in the chart in many cases is higher than that reflected in your prior performance tables. Please revise the materials to state that these rates are not reflective of prior history and refer the investor to the appropriate tables in your prospectus.

Response:    The sales materials will be revised in accordance with your comments and be re-submitted prior to first use.

The Company intends to submit an acceleration request for the Registration Statement as soon as reasonably practicable. The Company would appreciate your assistance in obtaining effectiveness as soon as possible.

If you have any questions with respect to any of our responses, please feel free to call me at (540) 372-3979 or Michael A. Reisner, General Counsel of ICON Capital Corp, at (212) 418-4718.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

DSF/cjj

cc:	Michael A. Reisner, Esquire

Thomas G. Voekler, Esquire